

INVEST IN **HUMANITY**

The app that helps you live healthier for longer

humanity.health Boston MA Technology B2B Healthcare SaaS B2C

Featured Investors

Investors include

- Eugene Malobrodsky
- One Way Ventures
- Breega Ventures
- Seedcamp
- Taavet Hinrikus
- Esther Dyson
- Tom Lee
- Jane Metcalfe
- Graham Hobson
- Alex Tew
- Michael Acton-Smith
- Alexander Ljung
- Misha Gopaul
- Anton Derlyatka
- Dhiraj Mukherjee
- VitaDAO
- Peng T. Ong



Eugene Malobrodsky

Syndicate Lead

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On behalf of One Way Ventures, I'm thrilled to reinforce our commitment to Humanity with an additional $100k investment as part of this round, following our initial investment at pre-seed. My confidence in Mike and Pete, cultivated in part during our transformative journey at Anchor Free, where Mike worked alongside me, has been affirmed by their exceptional collective leadership at Humanity since our initial investment. This pioneering direct-to-consumer app focused on extending healthspan and making us healthier. The attention to detail and user experience has demonstrated remarkable progress in retention and conversion metrics, 4.8 App Store rating.

Looking ahead, the expansion of Humanity into enterprise solutions and further platform refinements, promises to revolutionize corporate

wellness programs, healthcare systems and the population at large. Their vision to scale up and extend their innovative approach to new markets presents a compelling opportunity for investors. Join us in supporting a venture that's redefining the future of health and longevity for all.

Invested $100,000 this round & $500,000 previously

Highlights

1. Cutting-edge health navigation app, powered AI to monitor your aging and guides you to slow it down

2. Founders have scaled consumer apps to 1 billion users & exited for hundreds of millions of $$$

3. Highly Rated: 4.8 Stars with over 4,500 reviews on the Apple App Store

4. Market leading metrics: 65% WAU/MAU, 35% DAU/MAU and 64% retention after 12 weeks for premium users

5. 10x conversion to premium subscription rate compared to industry average

6. Proven behavior change with 15% median increase in movement after sign up (18% increase if BMI > 30)

7. Advanced partnership discussions with several of the world's largest companies in health & wellness

8. Backed by top investors: Seedcamp, OneWay Ventures, co-founders of Calm, SweatCoin & One Medical etc

---

Our Team



Peter Ward Co-Founder and CEO

Multi-award winning co-founder & former CEO of WAYN (Where Are You Now?) - then the world's largest travel social network, exited to lastminute.com Group. Co-founder of ICE - a leading tech founder community & NED at Ocean Bottle. MIT, LBS & Cambridge.



Michael Geer Co-Founder and CSO

Founding team of Badoo, scaled to 70m users & later sold for $3bn. Former COO at Dream Industries, WAYN & then AnchorFree which scaled to 900m users & sold majority stake for $300m. Co-founder of Impact.Tech & SocialGoodForProfit. Georgia Tech & Stanford.



Peter Joshi Chief Science Officer

Genetic aging leader and former actuary with a PhD from University of Edinburgh. Specialised in measurement and understanding of biological age using high dimensional blood assays.



Marko Ivanovski Chief Technology Officer

Former Managing Director and CTO of a software services company. Previously Director of Tech at SA Systems and Cognition, and a Principal Consultant for Certus NZ and Australia. AWS Certified Solutions Architect.



Dr Timothy Hill Product and Clinical Lead

Medical Doctor at NHS, who transitioned to the pharmaceutical industry as a lead clinician conducting phase 1 and 2 trials. Former Chief Medical Officer who led clinical and product development at a health-tech wearable start-up prior to Humanity.



Anna Orzlowska HR Manager

HR & Support Manager and expert in implementing a value-centric culture, with over 10 years of experience in the field. Previously HR and Support Manager at WAYN, the company Pete Ward co-founded.

What if you knew exactly how to slow your aging?


HUMANITY
LIVE A HEALTHIER LIFE, FOR LONGER
humanity.health
92
37.1

Humanity is an app that enables you to monitor your rate of aging and then guides you to slow it down.


EXPERIENCE GETTING
1 BILLION USERS

The founders have already launched, scaled and exited B2C and B2B platforms that reached over 1 billion users and exited for hundreds of millions of dollars.

They have deep expertise in consumer tech, scaling subscription businesses, viral growth, developing a high-performance and value-centric culture, fundraising and selling businesses.


PETER WARD
Co-Founder & CEO
Co-Founder Of WAYN (Where Are You Now?)
• Largest Travel Social Network (25m Users)
• Sold To Lastminute.Com Group
Co-Founder Of ICE
• Influential Tech Founder/Investor Network In UK + Europe


Humanity is a Health Navigation App powered by AI, built on real world data


HOW WE GOT HERE

Aging is the loss of core body functionality over time and it significantly shortens and decreases the quality of all our lives and those of our loved ones. The founders experienced their loved ones dying from chronic diseases and felt completely helpless. They built Humanity so that all of us would no longer be helpless.

Aging damage is the leading cause of disease, loss of quality of life, and then death.


AGING LEADS TO
INCREASED DISEASE RISK


Direct Costs (USA)
Cancer
Cardiovascular
Dementia
Diabetes
$88B
$318B
$259B
$176B
Disease Incidence (%)
0
10
20
30
40
50
60
0
10
20
30
40
50
60
70
80
90
100
Age/Years

Most services focus on abstract measures that are too downstream from the body's core functions that actually positively affect healthspan. The user is left with their main question unanswered. That question is: "Am I getting healthier?"

There's also a lack of ongoing monitoring of core aging biomarkers.

Most Biological Age tests are too expensive and one-off, and thus not

effective for judging the effect of preventive actions.

Ultimately, there was no clear, concrete feedback loop to understand what's working to slow your aging and thus increase your core health. Humanity is now that clear feedback loop.


ADD HEALTHY YEARS,
NOT SICK YEARS


Healthy
Sick
Not extending sick state...
...but slowing deterioration (aging), stretching healthy lifespan.


WITH HUMANITY, WE CAN NOW LIVE
A HEALTHIER LIFE FOR LONGER

Our system is the one of the first platforms that uses AI and machine learning to understand what actions are working to slow aging and thus keep people healthier for longer, based on what's working for other

Humanity users like them.


RATE OF AGING
Your biological age is calculated by our AI algorithms.
PERSONALIZED GUIDANCE
Discover what is working for you and others like you.
HUMANITY SCORE
Each positive action you take helps to boost your 'H Score'.
MY AGING
30.3
H SCORE
H SCORE
88


HUMANITY TAKES THE CUTTING EDGE SCIENCE OF LONGEVITY, AND PLACES IT IN THE PALM OF YOUR HAND


SUDDENLY, I'M THINKING ABOUT WHAT I'M DOING IN TERMS OF AGING AS OPPOSED TO FITNESS, AND IT HAS COMPLETELY REWIRED MY HEAD.
Jane Metcalfe
Founder of wired magazine & neo.Life
& humanity investor/advisor


MARKET LEADING RETENTION


& ACTIVITY PROOF POINTS

Humanity has a 10x higher conversion to premium rate compared to industry average. Proving that people are quite happy to pay for a service that actually keeps them young and healthy.


160K
Sign Ups
64%
12 wks. Retention (Premium)
12%
Conversion to Premium
65%
WAU/MAU
35%
DAU/MAU


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Retention
weeks
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Premium Users
All Users


Projected Financial Highlights
PRELIMINARY
$0.22M
2023E Net Rev
Focus in 2023 has been to optimize product for engagement, retention and conversion whilst remaining operationally efficient, in readiness for scale both in B2C and B2B channels.
54%
2022E Gross Margin
A favorable degree of operating leverage and strong unit economics drives a best-in-class digital first product business, with multiple revenue streams in both B2C and B2B.
267%
'23A-28E CAGR
Strong recurring revenue from compounding subscriber offerings, B2B partners (enterprise & APIs) and add-on product offers (such as Genotyping, DNA Methylation and Personal Biobanking as part of Pioneer)

$131M

2028E Net Rev

- A diverse and scalable GTM strategy accelerates growth opportunities (B2C, B2B2C, and B2B2C-Self-Serve Platform), unlocking new revenue streams as a preventative health biobank and health monitoring system

Summary P&L 2023A-2028E

All Figures in $mm unless otherwise stated.

	2023	2024E	2025E	2026E	2027E	2028E
Bookings	**$0.03**	**$3.92**	**$16.63**	**$43.74**	**$85.11**	**$147.69**
Growth %	-	*1354%*	*325%*	*163%*	*95%*	*74%*
Total Net Revenue	**$0.02**	**$1.94**	**$10.66**	**$32.74**	**$73.06**	**$131.00**
Growth %	-	*778%*	*451%*	*207%*	*123%*	*79%*
Gross Profit	**($0.01)**	**$1.06**	**$5.50**	**$19.32**	**$49.77**	**$95.83**
Gross Margin %	*54%*	*27%*	*33%*	*44%*	*58%*	*65%*
EBITDA	**($1.55)**	**($1.96)**	**($3.71)**	**$2.00**	**$33.46**	**$73.94**
EBITDA Margin %	-	-	-	*4.6%*	*39.28%*	*50.1%*

These future financial projections are not guaranteed.

In 2023, we focused on refining its product-market fit in preparation for commercial scale in 2024. The current performance indicates a positive return on ad spend (ROAS) based on the initial purchase, along with a notably high conversion rate to premium subscription.

The conservative estimate for customer lifetime value (LTV) stands at $75, and there are plans to launch a Pro product featuring blood analysis at a higher price early next year. The customer acquisition cost (CAC) is approximately $40, and there are expectations of improved results with upcoming tests on Web Flow.

The platform boasts 20,000 monthly active users (MAU), with a monthly growth rate of 10%, demonstrating robust retention rates (41% after 12 weeks, 73% for Premium users) and high engagement (66%

weekly active users to monthly active users). Despite being pre-revenue, there is a 12% conversion to Premium, generating $16,000 monthly.

Looking ahead to 2024, we forecast a significant uplift with over $3 million in annual recurring revenue (ARR), driven by the launch of the Pro product, increased user growth, and B2B partnerships. The current monthly recurring revenue (MRR) is in the range of $15,000 to $20,000, contributing to an ARR of $220,000.

The projected figures for 2024 include $3.92 million in bookings and $1.94 million in revenues. Humanity's focus has been on developing a top-tier product with metrics that surpass leading apps in the category by 3-10 times. In 2024, efforts will be intensified to increase revenue.

Forward-looking projections are not guaranteed.


FEEDBACK CONTINUES TO BE
OFF THE CHARTS

Humanity is #1 in the App Store for healthspan, longevity, and AI health. It has a 4.8 star Apple App Store rating with over 4,500 reviews and is attracting strategic partnership interest from some of the largest health companies in the world.


4,8
4,500+ ratings


Apple
App Store team
The best UI/UX we've seen for a
Joanna Benadrete
Investor in Humanity
Humanity is my number one

long time. My Humanity Score immediately made me go for a run.

investment that I have about to my investor friends and general network.



Eden Sassoon
Celebrity & Influencer

The instant feedback/reward I needed to cement my intentions! I'm honoured and humbled to be on Humanity.

Humanity Users
Various

"Best health & wellness app" "Game changer" "Very motivating" "Big fan! I've been using it daily for the past few months!"

MAINSTREAM CONSUMERS WHO WANT TO BE HEALTHIER


55%
MALE
45%
FEMALE
90%
DON'T SMOKE
60%
>150 MINS EXERCISE PER WEEK
76%
DRINKS <10 UNITS OF ALCOHOL PER WEEK
60%
SEDENTARY >8 HOURS A DAY

Users by location


US
UK
OTHERS

Age distribution


+50
40 - 50
30 - 40
18- 30
0
10
20
30
40
50

DIGITAL MARKERS ARE AS PREDICTIVE AS BLOOD OF FUTURE HEALTH OUTCOMES

By tracking key aging biomarkers against what actions people are taking daily, Humanity uses machine learning and aging models trained on real-world outcomes to recommend personalized actions based on what's working for other Humanity users like them.



70%
65%
60%
55%
50%
Digital
Blood
GeroAge
ClinAge
FRS
BMI

PROVEN BEHAVIOR CHANGE: 15.4% SUSTAINED INCREASE IN MOVEMENT AFTER JOINING

This proven behavior change of 15.4% jumps to 18% if the individual's BMI is higher than 30.


Sign Up
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1 TRILLION DOLLAR MARKET
OPPORTUNITY BY END OF DECADE

Digital Health: 18.6% CAGR, from $211.0B in 2022 to $809.2B in 2030

AI Health: 37.5% CAGR, from $15.4B in 2022 to 208.2B in 2030

Mobile Health Market: 39% CAGR from $58.2B to $123.1B+ in 2030

5% market penetration alone is worth $6.2B


$50 Trillion
The economic value back to society upon achieving
our mission of 1 Billion years of health added by 2030.

These future financial projections are not guaranteed.




$1 Billion
How much Humanity has already generated of economic value to society.
$47,000
The value of increasing a person's healthspan by 1 year.


HUMANITY IS ACCESSIBLE TO THE MAINSTREAM AND DEMOCRATIZING HEALTH AND LONGEVITY INSIGHTS FOR ALL


HUMANITY
noom
myfitnesspal
FiiT
STRAVA
GARMIN
fitbit
HUMAN LONGEVITY, INC.
ZOE
ZERO
Sleep Cycle
Calm
InsideTracker
Vitality
welltory
headspace
23andMe
GLYCANAGE
GYROSCOPE
ELYSIUM
Impact on Health
High
Low
niche
mainstream
Market Reach

The company has already attracted a world-class team, including world-renowned Science and Business advisors and investors in HealthTech and Longevity.

GUIDED BY WORLD RENOWNED SCIENTISTS.


Kristen Fortney, PhD
CEO & Co-Founder
BioAge Labs
Tonu Esko, PhD
Professor of Human Genetics
University of Tartu
Robert Green, MD, MPH
Professor of Medicine (Genetics)
Harvard Medical School
George Church, PhD
Professor of Genetics
Blavatnik Institute Harvard Medical School
Tamsin Lewis, MD
Founder & Medical Director
Wellgevity
Aubrey De Grey, PhD
President & CSO
LEV Foundation
Rhoda Au, PhD (Observer)
Director of Neuropsychology
Framingham Heart Study

FREEMIUM SUBSCRIPTION FLYWHEEL


PHASE 1
Now
Digital Monitoring (Premium)
PHASE 2
Post Seed
B2B2C Partnerships
Blood Monitoring (Pro)
Digital Monitoring (Premium)
PHASE 3
Post Series A
B2B2C Partnerships
Genetic Monitoring (Pioneer)
Blood Monitoring (Pro)
Digital Monitoring (Premium)


Digital in-app subscription to unlock daily updated Biological Age, Aging Trends and Daily Gems
Expand Premium digital features, launch blood monitoring upgrades and trial B2B2C Partnerships
Scale subscriptions and roll out integrations with leading partners who offer Humanity's packages to their customers or their products to Humanity's customers

Key Clients

We are in the process of securing strategic partnerships to launch B2B Pilots with:

- One of the world's largest hardware and software companies

- One of the largest health and wellness retailers

- One of the largest health and fitness apps

Key Partners

We have strategic partnerships with the following partners:

- Gero.ai: A physics enabled biotechnology company and aging model specialist

- Illumina: For DNA methylation monitoring and genotyping

- Eurofins: For DNA methylation testing and one of the largest lab groups on the planet

- Chronomics: For DNA methylation analysis


TRANSFORMING PREVENTATIVE HEALTH:
EXTENDING HEALTHSPAN FOR ALL




Actions
Taken
Digital
Markers
Biomedical
Markers
Aging
Models


$3M NOTES, WITH 40% REMAINING
FOR CROWD FUNDRAISE

Current & Future Projects

Priority 1: **Viral Growth** - Iterate on a viral growth engine that drives organic, exponential growth. Building on the key expertise the founders learned with their social network and dating app.

Priority 2: **B2B Dashboard for Humanity Enterprise** - Build an analytics dashboard to aggregate Humanity health data for teams.

Priority 3: **Blood Analysis** - Adding a Premium Pro subscription level which includes blood analysis, based on the blood aging model we submitted for publication in a Nature publication, which is currently in peer-review.

Priority 4: **App Refinements** - To include improvements to Compare,

Actions, Guidance and launching new offerings to increase engagement

Priority 5: **Blood & Genetics Monitoring** - Add subscription options to take cutting edge aging tests based on blood biomarkers and DNA Methylation samples on a periodic basis, directly from Humanity


B2B
B2C
2023
Q1
Q2
Q3
Q4
Message a Friend
Blood Aging Model
VitaDAO: Vote to fund Longevity initiatives
My Circle
Stratified H Score R&D
Invite Friends V1
Invite Friends V2
Blood Analysis (Pro)
B2B Dashboard
My Circle V2
2024
Q1
Q2
Q3
Q4
Aging API
Humanity 2.0
B2B Dashboard V2
Challenges
Actions API
Guidance V2
Challenges V2
Nutrition V2
Blood & DNA Tests


WE ARE NO LONGER HELPLESS


OUR MISSION IS TO ADD 1 BILLION


HEALTHY YEARS TO HUMANITY BY 2030

Join us, and together we can help all humanity live a healthier life for longer.


INVEST IN HUMANITY